FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                16 October 2003

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




              International Power to Reinstate Mothballed Unit at
                          Deeside Power Station, Wales

(London - 16 October 2003) International Power announces that it plans to reinstate the mothballed 250MW unit at its 500MW CCGT Deeside plant with effect from 20 October 2003 through at least to the end of March 2004.

Although wholesale electricity prices in England and Wales have recently shown some improvement, they remain well below a level which provides an adequate return to power generators.

"We do not believe the UK faces a shortage of supply this winter," said David Crane, Chief Executive Officer of International Power, "however, in the current environment, with our limited portfolio of generating assets in the UK market, it is prudent for us to have additional available capacity to support our existing contractual obligations."

In addition to Deeside, International Power owns the 1,000 MW coal-fired Rugeley power station in England.

For further information: -

Aarti Singhal
+44 (0)20-7320-8681

Notes to Editors:

Deeside is a 500 MW CCGT modern, efficient and clean burning plant located in North Wales, UK. The plant consists of two Alstom Power gas turbines and one steam turbine. It was commissioned in November 1994 and has a thermal efficiency of over 52%. Half the generation capacity at Deeside was mothballed in April 2002.

International Power plc is a global independent power producer with interests in 28 power stations in 12 countries around the world. The Company's net generation capacity in operation and under construction totals 11,600 MW. Among the countries where International Power has facilities in operation are Australia, the United States, the United Kingdom, the Czech Republic, Oman, the UAE, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created in October 2000 and its shares are traded on the London Stock Exchange, and as ADRs on the New York Stock Exchange under the ticker symbol "IPR".


                                              INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary